Exhibit 99 (d26)

AMENDMENT AGREEMENT NO. 2

Amendment Agreement No. 2, effective as of July 15, 2003, by and between TIFF Investment Program, Inc. (“TIP”), a Maryland corporation, for the account of its TIFF Multi-Asset Fund (“Fund”) and Wellington Management Company LLP, a limited liability partnership (“Manager”).

WHEREAS, TIP and Manager entered into a money manager agreement dated December 30, 1994, as amended September 14, 1999 (the “Money Manager Agreement”); and

WHEREAS, TIP and Manager desire to amend the Money Manager Agreement as set forth below.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendments.

Section 2(d) of the Money Manager Agreement shall be replaced with the following language:

(d)Voting.  The Manager shall be authorized to vote on behalf of the Fund any proxies relating to the Managed Assets, provided, however, that the Manager shall comply with any instructions received from the Fund as to the voting of securities and handling of proxies.

2.	Miscellaneous.

(a)Except as amended hereby, the Money Manager Agreement shall remain in full force and effect.

(b)This Amendment may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first written above.

TIFF INVESTMENT PROGRAM, INC. By: /s/ Esther Cash Name: Esther Cash Title:President WELLINGTON MANAGEMENT COMPANY, LLP By: /s/ Perry M. Traquina Name: Perry Traquina Title:President